SYNTHESIS SCHOOL, INC.

Annual Report Pursuant to Regulation Crowdfunding
For the Fiscal Year Ended December 31, 2024

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1. Name of Issuer

Synthesis School, Inc.

2. Legal Status

- **Form:** Corporation
- **Jurisdiction:** Delaware
- **Date of Incorporation:** August 14, 2020

3. Physical Address

1500 Green Hills Rd
Scotts Valley, California 95066

Website: www.synthesis.com

4. Description of the Business

Synthesis School, Inc. ("Synthesis" or the "Company") is an education technology company that develops and operates online learning programs for children. The Company's core offerings include Synthesis Teams, a collaborative problem-solving program where students work together in small groups on complex challenges, and Synthesis Tutor, an AI-powered one-on-one tutoring product. The Company's programs are designed to develop critical thinking, collaboration, and problem-solving skills in students ages 6–14.

During fiscal year 2024, the Company experienced significant revenue recovery, growing from $6.5 million in FY 2023 to $10.3 million, driven by strong growth in the Synthesis Tutor product and renewed Teams revenue. The Company launched enhanced AI tutoring capabilities which drove subscriber growth. The Company reported a net loss of ($6,161,707) for the year, an improvement from the ($9,558,482) loss in the prior year.

The Company's $10.6 million convertible note was amended and restated on May 20, 2024, extending the maturity date to June 15, 2025, and securing the note with a security interest in the Company's assets. The note remained current as of year-end.

5. Officers, Directors, and 20%+ Shareholders

Officers:

Name	Title
Chrisman Frank	Chief Executive Officer
G Charles Harrison	Chief Financial Officer, Secretary, General Counsel
Joshua Dahn	Chief Creative Officer

Directors:

Name
Chrisman Frank
Joshua Dahn

Owners of 20% or More of the Issuer's Outstanding Voting Equity Securities:

Name	Percentage
Chrisman Frank	~32%
Joshua Dahn	~32%

6. Description of the Securities Issued Pursuant to Section 4(a)(6)

The Company issued Simple Agreements for Future Equity ("SAFEs") through a Regulation Crowdfunding offering conducted through Wefunder Portal LLC, which closed in 2022. The securities are held by Synthesis I, a series of Wefunder SPV, LLC, with a total investment of $2,067,991 at a post-money valuation cap of $350,000,000.

7. Use of Proceeds

Proceeds from the Regulation Crowdfunding offering were used for general corporate purposes, including product development, marketing, and working capital to support the Company's operations.

8. Financial Condition of the Issuer

Summary Financial Data – Fiscal Year Ended December 31, 2024

	FY 2024	FY 2023 (Prior)
Total Assets	$6,003,042	$7,431,602
Cash and Cash Equivalents	$4,045,041	$6,647,770
Accounts Receivable	$772,892	$783,832
Short-term Debt	$15,680,943	$13,983,479
Long-term Debt	$0	$0

Revenue	$10,306,695	$6,485,753
Cost of Goods Sold	$1,803,137	$2,603,293
Taxes Paid	$5,319	$16,824
Net Income (Loss)	($6,161,707)	($9,558,482)
Number of Employees	22	19

The Company's revenue recovered to $10.3 million from $6.5 million in the prior year, a 59% increase driven primarily by growth in the Synthesis Tutor product and returning Teams customers. Cost of goods sold decreased significantly from $2.6 million to $1.8 million, reflecting improved unit economics. The net loss narrowed from ($9.6 million) to ($6.2 million).

Total assets decreased from $7.4 million to $6.0 million as operating losses continued to consume cash reserves. Cash decreased from $6.6 million to $4.0 million. Short-term debt increased from $14.0 million to $15.7 million, consisting primarily of the Company's $10.6 million convertible note (amended and restated in May 2024, maturing June 15, 2025), $1.2 million in accrued interest, $3.3 million in deferred revenue, and other current liabilities. The Company modestly grew its workforce from 19 to 22 employees.

9. Related-Party Transactions

- The Company has a loan receivable from Chrisman Frank (CEO) of $718,000 in connection with prior stock purchase arrangements, plus accrued interest.
- Chrisman Frank and Joshua Dahn, as founders and directors, receive compensation from the Company in the form of salary and equity.

10. Certification

The undersigned, as a principal officer of Synthesis School, Inc., hereby certifies that the information contained in this annual report is true and complete in all material respects.

Synthesis School, Inc.

By: _____
Name: G Charles Harrison
Title: COO & Secretary
Date: April 10, 2026